Exhibit 99.2

NUVEI CORPORATION

TO:	Autorité des marchés financiers (Québec)
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Northwest Territories)
Office the Superintendent of Securities (Nunavut)

RE:	Report of Voting Results pursuant to Section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”)

Following the special meeting of shareholders of Nuvei Corporation (the “Company”) held on June 18, 2024 (the “Meeting”) for the purpose detailed in the Management Information Circular of the Company dated May 13, 2024 (the “Circular”), and in accordance with Section 11.3 of Regulation 51-102, we hereby advise you of the following the voting results obtained at the Meeting. All capitalized terms used herein and not otherwise defined have the meaning set forth in the Circular.

According to the scrutineers’ report, Shareholders holding (i) 43,728,214 Subordinate Voting Shares, each carrying one vote, and (ii) 76,064,619 Multiple Voting Shares, each carrying ten votes, were virtually present or represented by proxy at the Meeting, representing 97.55% of the voting rights attached to the Shares issued and outstanding on May 9, 2024, the record date for the Meeting.

Approval of the Arrangement Resolution

The Arrangement Resolution, the full text of which is set forth in Appendix A to the Circular, authorizing the plan of arrangement under section 192 of the Canada Business Corporations Act, involving the Company and Neon Maple Purchaser Inc., a newly-formed entity controlled by Advent International, L.P., was adopted on a vote by way of ballot by (i) at least two-thirds of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares virtually present or represented by proxy at the Meeting, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) not less than a simple majority of the votes cast by the holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting; (iii) not less than a simple majority of the votes cast by the holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting; and (iv) not less than a simple majority of the votes cast by the holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (excluding the Subordinate Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In the Interim Order, the Court declared that the vote of not less than a simple majority of the votes cast by the holders of Multiple Voting Shares virtually present or represented by proxy at the Meeting (excluding the Multiple Voting Shares held by the Rollover Shareholders and the persons required to be excluded pursuant to MI 61-101), which is required under MI 61-101, was satisfied as there are no holders of Multiple Voting Shares eligible to cast a vote thereunder, as all holders of Multiple Voting Shares are “interested parties” within the meaning of MI 61-101 and must be excluded from such vote.

Full details of the Arrangement Resolution and the Arrangement are set out in the Circular, a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Based on proxies and ballots received, votes were cast as follows:

Category of Voting	Percentage of Votes For	Percentage of Votes Against

Holders of Subordinate Voting Shares and Multiple Voting Shares, voting together as a single class	99.24%	0.76%
Holders of Subordinate Voting Shares	86.08%	13.92%
Holders of Multiple Voting Shares	100%	0%
Holders of Subordinate Voting Shares, excluding the Rollover Shareholders and those required to be excluded under MI 61-101	86.04%	13.96%

DATED June 18, 2024.

Nuvei Corporation

/s/ “Lindsay Matthews”
Name: Lindsay Matthews
Title: General Counsel and Corporate Secretary